RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Robert Shapiro

Re: RMR Industrials, Inc.

Form 10-K for Fiscal Year Ended March 31, 2018

Filed October 3, 2018

File No. 00-55402

Dear Mr. Shapiro:

We are responding to the letter dated February 25, 2019 delivered to RMR Industrials, Inc. containing comments raised by the staff following review of our Form 10-K for the year ended March 31, 2018.

Accordingly, the Company’s responses are set forth below:

Form 10-K for Fiscal Year Ended March 31, 2018

Business, page 1

1.	We note your resource disclosures of high-calcium limestone and dolomite in this section. Please remove all resource disclosure from your filing. See Instruction 3 to paragraph (b)(5) of Industry Guide 7.

Response to Comment No. 1:

In response to this comment, we are aware of the existence of a Mid-Continent Limestone Quarry Feasibility Study prepared by CalX Minerals, LLC dated February 18, 2009, however, we acknowledge that page 16 of such Feasibility Study provides a qualification that the age of the core samples precludes such report meeting “either the SEC or TSX 43.101 criterion for reserve reports.” A copy of such report is being furnished pursuant to a Rule 83 request for confidential treatment. As such, although we are mining limestone, we acknowledge that we do not likely have proven and probable reserves as defined by Instruction 3 to paragraph (b)(5) of Industry Guide 7. We propose that all references to reserves and resources will be removed from our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods.

Additionally, we considered the likely impact of the lack of proven and probable reserves as defined in Instruction 3 to paragraph (b)(5) of Industry Guide 7 on capitalized development costs related to our mineral exploration. As previously disclosed in our Form 10-K for the years ended March 31, 2018 and 2017, costs capitalized related to our mining operations were approximately $148,667 and $144,249, respectively. In assessing the impact of these balances, the Company consulted the Codification of Staff Accounting Bulletins Topic 1: Financial Statements M: Materiality. We considered both the qualitative and quantitative impacts of the balances and determined that based on our net losses in the respective periods and those periods to date, expensing the development costs as incurred would have resulted in an immaterial impact in those periods.

Even though we believe our capitalized costs have a probable future economic benefit, as we acknowledge that we do not likely have proven and probable reserves as defined in Instruction 3 to paragraph (b)(5) of Industry Guide 7, we propose expensing intangible mining costs incurred related to our mining operations during the year ending March 31, 2019 (and subsequent periods) in our consolidated statement of operations for the year ending March 31, 2019 included in our Form 10-K to be filed for the year ended March 31, 2019. Further, we will disclose such policy in Note B – Summary of Significant Accounting Policies of our consolidated financial statements.

2.	Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by paragraph (a)(1) of Industry Guide 7, your company is in the exploration stage, as defined by paragraph (a)(4)(i) of Industry Guide 7. As such, Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

•	Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

•	Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

•	In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

Response to Comment No. 2:

In response to this comment, we propose to include the following disclosure prior to Item 1 of our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods:

CAUTIONARY NOTE REGARDING EXPLORATION STAGE STATUS

AND USE OF CERTAIN MINING TERMS

We are considered an “exploration stage” company under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (“Guide 7”), because we do not have reserves as defined under Guide 7.  Reserves are defined in Guide 7 as that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.  The establishment of reserves under Guide 7 requires, among other things, certain spacing of exploratory drill holes to establish the required continuity of mineralization and the completion of a detailed cost or feasibility study.  Since we have no reserves as defined in Guide 7, we have not exited the exploration stage and continue to report our financial information as an exploration stage entity as required under relevant accounting principles.  We will remain an exploration stage company under Guide 7 until such time as we demonstrate reserves in accordance with the criteria in Guide 7.

Since we have no reserves, we will expense all mine construction costs, even though these expenditures are expected to have a future economic benefit in excess of one year.  We will also expense our reclamation and remediation costs at the time the obligation is incurred.  Companies that have reserves and have exited the exploration stage typically capitalize these costs, and subsequently amortize them on a units-of-production basis as reserves are mined, with the resulting depletion charge allocated to inventory, and then to cost of sales as the inventory is sold.  As a result of these and other differences, our financial statements will not be comparable to the financial statements of mining companies that have established reserves and have exited the exploration stage.

We use certain terms in this report such as “production,” “mining or processing activities,” and “mine construction.”  Production means the estimated quantities (tonnage) delivered or shipped to our customers, which may result in disclosure of related limestone and dolomite sales.  Mining or processing activities means the process of extracting limestone and dolomite from the earth and treating that material.  Mine construction means work carried out to access areas in the mine containing limestone and dolomite, which principally includes road construction, ramp construction and ancillary activities.  We use these terms in our report since we believe they are necessary and helpful for the reader to understand our business and operations.  However, we caution you that we do not have reserves and therefore have not exited the exploration stage as defined in Guide 7, and our use of the terminology described above is not intended to indicate that we have established reserves or have exited the exploration stage for purposes of Guide 7.  Furthermore, since we do not have reserves, we cannot provide any indication or assurance as to how long we will likely continue mining activities at our mine site or whether such activities will be profitable.

We propose to cross-reference to this cautionary statement in each of the relevant portions of our future reports that contain references to any term that may imply mineral production, including those referenced in the staff’s comment, as may be necessary and/or helpful to ascertain that our use of such terminology is in its general plain English use and not in reference to describe the Company as a development or production stage entity in accordance with Industry Guide 7.

Business, page 9

3.	Please disclose your annual production. See Instruction 3 to Item 102 of Regulation S-K.

Response to Comment No. 3:

In response to this comment, we propose to add the disclosure of annual production to our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods in accordance with Instruction 3 to Item 102 of Regulation S-K. For the years ended March 31, 2018 and 2017, we produced and sold 35,890 and 8,615 tons of high-calcium limestone and dolomite, respectively.

Properties, page 9

4.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response to Comment No. 4:

In response to this comment, we propose adding responses to these points in our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods. Given the breadth and detail of information needed to provide responses, the information cannot be gathered within the time period prior to filing this letter without unreasonable effort and expense. Our responses, to be prepared by Robert Wagner, a registered Professional Engineer (Illinois) in mining engineering, are planned to be substantially similar to other issuers with production in the absence or proven and probable reserves.

5.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Response to Comment No. 5:

In response to this comment, we propose adding responses to these points in our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods. Given the breadth and detail of information needed to provide responses, the information cannot be gathered within the time period prior to filing this letter without unreasonable effort and expense. Our responses, to be prepared by Robert Wagner, a registered Professional Engineer (Illinois) in mining engineering, are planned to be substantially similar to other issuers with production in the absence or proven and probable reserves.

6.	Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response to Comment No. 6:

In response to this comment, we propose adding responses to these points in our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods. Given the breadth and detail of information needed to provide responses, the information cannot be gathered within the time period prior to filing this letter without unreasonable effort and expense. Our responses, to be prepared by Robert Wagner, a registered Professional Engineer (Illinois) in mining engineering, are planned to be substantially similar to other issuers with production in the absence or proven and probable reserves.

Consolidated Statement of Operations

Loss on Extinguishment of Debt, page F-2

7.	Please tell us and disclose how you determined the loss on extinguishment of debt of $12 million and to which debt instrument this relates for the year ended March 31, 2018. Refer to ASC 470-50-40.

Response to Comment No. 7:

In response to this comment, the loss on extinguishment of debt was recorded in accordance with ASC 470-50-40. Note I of our March 31, 2018 Form 10-K provides the overview of the extinguishment, which related to the forgivingness of trade payables resulting from a management services agreement. The loss recorded is equal to the difference between the value of the 882,352 shares of the Company’s Class B Common Stock issued to extinguish the debt at market value (valued at $17.00 on the extinguishment date) minus the trade payable balance of $2,916,667 extinguished on the date resulting in loss on extinguishment of debt resulting from the fair value of the stock given up to extinguish the trade payable balance on date of extinguishment. The value of $17.00 was used as the stock has not yet traded. The most recent arm’s-length transaction in the stock preceding the date of the asset purchase transaction with Industrial Management, LLC was at $17.00 per share.

Note B. Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-9

8.	We note your depletion of mineral properties is based upon estimated and recoverable limestone. In the absence of proven and probable reserves, please tell us how you reliably estimate the recoverable amounts from your mine, the Mid-Continent Quarry in Garfield County, Colorado, in the denominator of your unit-of-extraction-computation.

Response to Comment No. 8:

The denominator in our unit-of-extraction-computation are estimations of mineral properties which are based on internal engineering estimates. We propose to include in our Form 10-K for the year ending March 31, 2019 and filings in subsequent periods, disclosures clarifying the inputs to our unit-of-extraction-computation included within Note B, Summary of Significant Accounting Policies, Property, Plant and Equipment.

Note F. Property, Plant and Equipment, page F-11

9.	In the absence of proven and probable reserves, please modify the name of your mineral reserves to mineral rights, mineral properties, mining claims or other appropriate title.

Response to Comment No. 9:

In response to this comment, we propose to remove all references to proven and probable reserves and replace such references with mineral properties or another appropriate titles in our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods, including reference to the cautionary statement provided in response to Comment No. 2, when applicable.

10.	In relation to your mill equipment, mining equipment, and other property, plant, and equipment associated with your the Mid-Continent Quarry, please tell us in the absence of proven and probable reserves how you have determined the capitalized costs represent a probable future benefit sufficient to qualify as an asset either through operations, salvage value or alternative use.

Response to Comment No. 10:

Our mill equipment, mining equipment, and other property, plant, and equipment associated with our Mid-Continent Quarry are currently used in generation of cash flows from the sale of high-calcium limestone and dolomite. While we likely do not have proven and probable reserves, ASC 930-360-35 specifically provides for entities with mining operations to include cash flows associated with value beyond proven and probable reserves. Our basis for initial and subsequent capitalization of such property, plant, and equipment is due to the cash flows expected to result from their use, and eventual disposition, in mining operations.

In addition to the foregoing responses, the Company also hereby acknowledges that:

➢	The Company and its management are responsible for the accuracy and adequacy of the disclosures in its filings;
➢	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated by our responses above, we do not believe that amending the Form 10-K for the fiscal year ended March 31, 2018 is warranted. Our Class B Common Stock has not traded to date. In addition, this is an active producing quarry with an extensive history of production. Accordingly, we do not believe that the investing public was affected by the disclosures in that Form 10-K. We would propose to comply with the staff’s comments prospectively in the Form 10-K for the fiscal year ended March 31, 2019. The financial statements for 2018 included in the 2019 10-K would be restated for comparative purposes.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

Sincerely,

RMR Industrials, Inc.

/s/ Chad Brownstein

Chad Brownstein

Chairman and Chief Executive Officer

Cc: Heidi Kelly, Executive Vice President

RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237